Final Term Sheet

Filed Pursuant to Rule 433

Registration Statement No. 333-139870

August 2, 2007

TARGET CORPORATION

Floating Rate Notes due 2009

Issuer:	Target Corporation

Aggregate Principal Amount
Offered:	$500,000,000

Maturity Date:	August 7, 2009

Base Rate:	LIBOR

Designated LIBOR Page:	Page LIBOR01 as displayed on the Reuters Money 3000
Service or any successor service (or such other page as may
replace Page LIBOR01 on that service or successor service)

Spread:	+12.5 basis points

Index Maturity:	Three months

Price to Public (Issue Price):	100% of the principal amount, plus accrued interest from the expected settlement date

Net Proceeds to Issuer:	$499,000,000 (before transaction expenses)

Interest Payment Dates:	Quarterly on February 7, May 7, August 7 and November 7, commencing November 7, 2007

Interest Reset Period:	Quarterly

Interest Reset Dates:	February 7, May 7, August 7 and November 7,
commencing November 7, 2007

Initial Interest Rate:	Three-month LIBOR plus 0.125%, determined on the
second London banking day prior to August 7, 2007.

Optional Redemption:	None

Change of Control Offer:

If a change of control triggering event occurs, the Issuer will be required, subject to certain conditions, to make an offer to repurchase the Notes at a price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest to the date of repurchase (all as described in the Issuer’s Preliminary Prospectus Supplement dated August 2, 2007 relating to the Notes)

Trade Date:	August 2, 2007

Settlement Date (T+3):	August 7, 2007

Joint Book-Running Managers:	Citigroup Global Markets Inc., Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	Banc of America Securities LLC, J.P. Morgan Securities Inc. and Lehman Brothers Inc.

Type of Offering:	SEC registered

Listing:	None

Long-term Debt Ratings:	Moody’s, A1; S&P, A+; Fitch, A+

Note:            A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup toll free at 1-877-858-5407, Goldman Sachs toll free at 1-866-471-2526 or Merrill Lynch toll free at 1-866-500-5408.